SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

1st QUARTER 2023 EARNINGS WEBCAST MAY 12, 2023

IMPORTANT NOTICE Safe harbor statement under the U.S. Private Securities Litigation Reform Act of 1995 (the “Private Securities Litigation Reform Act”). This document contains statements that YPF believes constitute forward-looking statements under within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”). In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized. These materials do not constitute an offer to sell or the solicitation of any offer to buy any securities of YPF S.A. in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the SEC or an exemption from such registration. Cautionary Note to U.S. Investors — The United States SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-12102 available on the SEC website www.sec.gov. Our estimates of EURs, included in our Development Costs, are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized, particularly in areas or zones where there has been limited history. Actual locations drilled and quantities that may be ultimately recovered from our concessions will differ substantially. Ultimate recoveries will be dependent upon numerous factors including actual encountered geological conditions and the impact of future oil and gas pricing. As of 4Q2022, the financial information in this document is expressed, unless otherwise indicated, in US dollars corresponding to the functional currency of YPF S.A. The information is based on the financial statements prepared in accordance with IFRS in force in Argentina. On the other hand, the financial information of previous periods is restated in US dollars corresponding to the functional currency of YPF S.A (in replacement of the individual financial results of YPF S.A. expressed in Argentine pesos divided by the average exchange rate for the period).

MAIN HIGHLIGHTS 1Q23 (1) Adjusted EBITDA = EBITDA that excludes IFRS 16 and IAS 29 effects +/- one-off items. (2) FCF = Cash flow from Operations less capex (investing activities), M&A (investing activities), and interest and leasing payments (financing activities). 1,044 ADJ. EBITDA (1) US$ +5% Y/Y +12% Q/Q mn 238k CRUDE OIL PRODUCTION BBL/D +7% Y/Y +3% Q/Q 511k PRODUCTION BOE/D +1% Y/Y +2% Q/Q 1,298 CAPEX US$ +78% Y/Y -9% Q/Q -17 FCF (2) US$ 6,043 NET DEBT US$ 341 NET INCOME US$ mn mn mn mn +US$ 171mn Q/Q -US$ 396mn Y/Y +US$ 47mn Q/Q +US$ 130mn Y/Y +28% Y/Y -27% Q/Q

TOTAL PRODUCTION CONTINUED IN A POSITIVE TREND LED BY A 7% Y/Y EXPANSION IN CRUDE OIL PRODUCTION TOTAL PRODUCTION TOTAL PRODUCTION BREAKDOWN 499 511 KBOE/D 506 Flat Q/Q +6% Q/Q KBOE/D Conventional Shale Tight 499 511 +12 -1 TOTAL +1% / CRUDE: +7% -2% Q/Q +2% LIFTING COST US$/BOE YPF O&G AVERAGE REALIZATION PRICES 0

CONTINUED FOCUS ON SHALE ACTIVITY DELIVERING IMPRESSIVE GROWTH IN OIL PRODUCTION DRILLING SPEED (2) FRAC SPEED Meters/Day # Stages/Set per month +15% -14% +23% CORE HUB – DEVELOPMENT COST (3) US$/BOE (3) These values are subject to variation according to the best estimate of the EUR of the connected wells during the period. The values for the past included herein have been restated according with recent EUR estimations. UNCONVENTIONAL HORIZONTAL WELLS(1) # of Wells (1) Operated wells. +31% +9% NET SHALE PRODUCTION KBOE/D (2) Calculated as the average drilling speed per well

CONTINUED STEADY PROGRESS OF MIDSTREAM OIL PROJECTS OLDELVAL AND OTE EXPANSION Well advanced Oldelval’s second leg expansion of ~20 Kbbl/d expected to be ready in 3Q23. Solid progress of the storage construction at OTE terminal. Partial financing secured through two successful 3-year local bonds of US$50m each (at 0% interest rate), from both Oldelval and OTE. OTA / OTC AND VACA MUERTA NORTH PROJECT Transandino pipeline in-line inspection reported only minor issues, already repaired. Initial exports expected by 2Q23. 60% progress in the construction of VM North pipeline – COD expected by Sep/Oct 2023. Agreements with strategic partners for VM North pipeline participation under negotiation. VACA MUERTA SOUTH PROJECT 70% progress on Engineering Design process for new pipeline and export terminal. Well on-track on environmental impact studies for the entire project. Undergoing conversations with main players in Neuquén basin to join the project, to be led by YPF.

FUELS BLENDED PRICE VS. IMPORT PARITY Base 100 index US$/ BBL REFINING UTILIZATION & FUELS’ IMPORTS (1) FUELS BLENDED & OTHER REFINED PRODUCTS PRICES (1) Imports as % of total fuels’ sales % - KBBL/D 13% 9% 12% IMPORTS DOMESTIC FUELS’ SALES KM3 3,440 3,668 3,566 +4% DEMAND FOR DOMESTIC FUELS SLIGHTLY DECREASED Q/Q, WHILE REACHING THE HIGHEST REFINING PROCESSING LEVELS OF THE LAST 13 YEARS -3% -5% D q/q (2) Imports tax refund was in effect between June 15th, 2022, and August 15th, 2022, and during January and February 2023 / (3) Preliminary figures April 2023 - 15% (3) (2)

STRONG OPERATING CASH FLOW, WHILE MAINTAINING A HEALTHY LIQUIDITY POSITION AND MANAGEABLE SHORT-TERM MATURITIES

YPF

CONSOLIDATED STATEMENT OF ADJUSTED CASH FLOW (1)

In millions of US$

(1) Cash & equivalents include Argentine sovereign bonds and Treasury notes.
(2) Includes mainly payment of leasing, FX differences and net payments for financial assets.



1,092
1,497
269
(1,262)
(157)
(143)
1,296
Cash & equivalents at the end of 4Q22
Operating Cash Flow
Net borrowing
Acquisition of PP&E
Interest payments
Other (2)
Cash & equivalents at the end of 1Q23

CONSOLIDATED PRINCIPAL DEBT AMORTIZATION SCHEDULE

In millions of US$



Int. Bonds
Local Bonds
Foreign Bank Loans
Foreign Trade Fin.
Local Bank Loans & Trade Fin.
2023 = 789
374
212
203
1,102
1,534
569
1,089
2,090
2Q23
3Q23
4Q23
2024
2025
2026
2027
2028+



79% of consolidated liquidity is either dollarized or hedged (3)(4)

Liquidity covers over 12 months of debt maturities

Well advanced financing program through local bond issuances and trade financing

Maintaining a healthy net leverage ratio at 1.2x



(3) Includes cash position in dollars, Sovereign bonds, peso-denominated debt and tax moratorium debt. / (4) Includes long-term investments in financial assets which mature in less than 24 months.

QUESTIONS 1st QUARTER 2023 EARNINGS WEBCAST AND ANSWERS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 11, 2023	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer